News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Gerdau Ameristeel Announces Agreement to Acquire Sheffield Steel

     TAMPA, FL, April 5 /CNW/ - Gerdau Ameristeel Corporation (NYSE: GNA; GNA.TO) today announced that its U.S. operating subsidiary, Gerdau Ameristeel US Inc., has entered into a definitive agreement to acquire all of the outstanding shares of Sheffield Steel Corporation of Sand Springs, Oklahoma.

     Sheffield Steel is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. Sheffield operates a melt shop and rolling mill in Sand Springs, Oklahoma, a smaller rolling mill in Joliet, Illinois, and three downstream steel fabricating facilities in Kansas City and Sand Springs.

     Subject to certain closing adjustments, the purchase price for all of the shares of Sheffield is expected to be approximately $76 million in cash plus the assumption of approximately $94 million of debt and certain long-term liabilities, net of cash. The transaction, which is subject to Sheffield shareholder approval, satisfactory completion of anti-trust and applicable regulatory reviews and other customary closing conditions, is expected to close in the second quarter of 2006.Gerdau Ameristeel has sufficient cash on hand to fully fund the transaction and no additional debt will be incurred.

     Mario Longhi, President and CEO of Gerdau Ameristeel commented: "The combination of the Sheffield team with Gerdau Ameristeel is a dynamic step in the continuing consolidation and revitalization of the North American long product steel sector. The addition of the Sheffield people, resources and assets will expand Gerdau Ameristeel's primary rebar markets to the Southwest United States."

     About Gerdau Ameristeel

     Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 mini-mills (including one 50% owned mini-mill), 17 scrap recycling facilities and 43 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two thirds of North America. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Stock Exchange under the symbol NYSE: GNA; and the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com.

     %SEDAR: 00000593E

     /For further information: Tom J. Landa, Vice President and Chief Financial Officer, Gerdau Ameristeel, (813) 207-2300, tlanda(at)gerdauameristeel.com/
     (GNA. GNA)

CO: Gerdau Ameristeel Corporation

CNW 10:24e 05-APR-06